# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HILLTOP HOLDINGS INC., CIK 0001265131
CUSIP: 432748101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6565 HILLCREST AVE., DALLAS, Texas (TX), 75205
Date of event which requires filing of this statement: 07/07/2025
Filed by CIK 0001021572
Persons authorized to receive notices and communications: Jennifer Wisinski, Haynes and Boone, LLP, 2801 N. Harwood Street, Suite 2300, Dallas, Texas (TX), 75201, (214) 651-5000

## Reporting persons
- Gerald J. Ford (CIK 0001021572): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 265,136; shared voting power 15,643,463; sole dispositive power 265,136; shared dispositive power 15,643,463; aggregate amount beneficially owned 15,907,069 (24.8% of the class)
  Comment: Rows 8, 10 and 11. Includes 98,789 shares of Common Stock that are directly beneficially owned by the Trust. Includes 15,544,674 shares of Common Stock that are directly beneficially owned by Financial LP.
  Row 13. Based on 64,155,154 shares of common stock outstanding on April 28, 2025, as disclosed in Hilltop's Definitive Proxy Statement on Schedule 14A filed by Hilltop with the SEC on April 30, 2025.
- Diamond A Financial, LP: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,544,674; sole dispositive power 0; shared dispositive power 15,544,674; aggregate amount beneficially owned 15,544,674 (24.2% of the class)
  Comment: Row 13. Based on 64,155,154 shares of common stock outstanding on April 28, 2025, as disclosed in Hilltop's Definitive Proxy Statement on Schedule 14A filed by Hilltop with the SEC on April 30, 2025.
- Diamond HTH Stock Company, LP (CIK 0001718307): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,544,674; sole dispositive power 0; shared dispositive power 15,544,674; aggregate amount beneficially owned 15,544,674 (24.2% of the class)
  Comment: Rows 8, 10 and 11. Includes 15,544,674 shares of Common Stock that are directly beneficially owned by Financial LP.
  Row 13. Based on 64,155,154 shares of common stock outstanding on April 28, 2025, as disclosed in Hilltop's Definitive Proxy Statement on Schedule 14A filed by Hilltop with the SEC on April 30, 2025.
- Diamond HTH Stock Company GP, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,544,674; sole dispositive power 0; shared dispositive power 15,544,674; aggregate amount beneficially owned 15,544,674 (24.2% of the class)
  Comment: Rows 8, 10 and 11. Includes 15,544,674 shares of Common Stock that are directly beneficially owned by Financial LP.
  Row 13. Based on 64,155,154 shares of common stock outstanding on April 28, 2025, as disclosed in Hilltop's Definitive Proxy Statement on Schedule 14A filed by Hilltop with the SEC on April 30, 2025.
- Turtle Creek Revocable Trust (CIK 0001718194): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 98,789; sole dispositive power 0; shared dispositive power 98,789; aggregate amount beneficially owned 98,789 (0.2% of the class)
  Comment: Row 13. Based on 64,155,154 shares of common stock outstanding on April 28, 2025, as disclosed in Hilltop's Definitive Proxy Statement on Schedule 14A filed by Hilltop with the SEC on April 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: HILLTOP HOLDINGS INC.
Address of issuer's principal executive offices: 6565 HILLCREST AVE., DALLAS, Texas (TX), 75205
Comment: This Amendment No. 17 to Schedule 13D (this "Amendment") relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Hilltop Holdings Inc., a Maryland corporation ("Hilltop"). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission ("SEC") by Gerald J. Ford, a United States citizen, Diamond A Financial, LP, a Texas limited partnership, Diamond HTH Stock Company, LP, a Texas limited partnership, Diamond HTH Stock Company GP, LLC, a Texas limited liability company, and Turtle Creek Revocable Trust by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment is being filed to (i) update the Reporting Persons' holdings and percentages previously disclosed, (ii) supplement the prior filings made by the Reporting Persons on Schedule 13D as it relates to Mr. Ford's status and relationship with Hilltop, and (iii) supplement the Reporting Persons' prior statements regarding plans and proposals.

Hilltop previously disclosed in its Form 8-K filed with the SEC on April 25, 2025 in part the following:

"Board of Directors

On April 24, 2025, the Board of Directors of Hilltop Holdings Inc. (the "Company") appointed Mr. Gerald J. Ford as Chairman Emeritus effective immediately. As Chairman Emeritus, Mr. Gerald J. Ford will be invited to attend and participate in meetings of the Board of Directors of the Company but will not be eligible to vote on matters brought before the Board of Directors. In conjunction with that appointment, the Board of Directors of the Company appointed, effective immediately, Mr. Jeremy B. Ford as Chairman of the Board and Mr. Tracy Bolt as lead independent director. The Board of Directors also reduced the number of directors of the Company to fourteen directors."

Mr. Ford delivered written notice to Hilltop of his resignation as Chairman Emeritus, effective July 8, 2025. As a result of Mr. Ford no longer serving on the Board, not being invited to attend and participate in meetings of the Board and not being eligible to vote on any matters brought before the Board, Mr. Ford no longer has any direct control over Hilltop or any involvement in the management or operations of Hilltop.

Although the Reporting Persons have historically voted shares of Common Stock held by them consistent with the recommendations of the Board of Directors of Hilltop, the Reporting Persons are evaluating how they will vote their shares of Common Stock at the upcoming annual meeting of Hilltop shareholders, currently scheduled for July 24, 2025. With respect to the election of directors, any withheld vote by a Reporting Person will have no effect on the result of such vote.

In addition, this Amendment supplements the Reporting Persons' Schedule 13D to reflect changes in investment portfolio management and estate planning by the Reporting Persons following the commencement of litigation by certain of Mr. Ford's children, as described below. The Reporting Persons intend to sell some or substantially all the shares of Common Stock beneficially owned by them from time to time as they determine appropriate, subject to compliance with applicable law and Hilltop's charter. Sales of shares of Common Stock may be made by each Reporting Person, at any time and from time to time, without prior notice, in open market transactions (including, without limitation, under Rule 144), in privately negotiated transactions or otherwise. Each Reporting Person may also acquire additional securities of Hilltop from time to time. Subject to the foregoing, each Reporting Person expects to evaluate on an ongoing basis Hilltop's financial condition and prospects and its interest in, and intentions with respect to, Hilltop and its investment in the securities of Hilltop, which review may be based on various factors, including, without limitation, Hilltop's business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of Common Stock, the conditions of the securities markets in general and those for Hilltop's securities in particular, the relative attractiveness of alternative business and investment opportunities, and other future developments. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate.

No assurance can be provided that any Reporting Person will elect to sell shares of Common Stock, or the timing or terms of any such sale.

On July 1, 2025, Mr. Ford's son Jeremy B. Ford, the Chairman of the Board and Chief Executive Officer of Hilltop, in his individual capacity, and along with three other of Mr. Ford's six children, in their respective capacities as trustees of trusts that Mr. Ford established for their benefit, filed a lawsuit in the First Division of the Business Court of Texas against the Reporting Persons alleging, among other things, that Jeremy B. Ford is entitled to exercise control over Diamond HTH Stock Company GP, LLC which would thereby result in Jeremy B. Ford having voting and dispositive power over the Common Stock beneficially owned by the Reporting Persons.

Except as described herein, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Hilltop or securities of Hilltop for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Hilltop or otherwise with respect to Hilltop or any securities of Hilltop or (ii) a member of any syndicate or group with respect to Hilltop or any securities of Hilltop.
Number of shares as to which each person has sole or shared power to vote or dispose: As of July 7, 2025, the Reporting Persons may be deemed to beneficially own the shares of Common Stock as set forth on Exhibit 99.B hereto.
Transactions in the class effected during the past sixty days: Other than as set forth on Exhibit 99.C hereto, there have been no transactions in the class of securities reported on that were affected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:

"The following exhibits are filed as additional exhibits to the Schedule 13D:

Exhibit
Number Description of Exhibit

99.A Joint Filing Agreement (incorporated herein by reference to Exhibit 99.A to the Schedule 13D filed on October 6, 2017, by the Reporting Persons with the SEC (File No. 005-79781)).
99.B Beneficial Ownership of the Reporting Persons in the Securities of Hilltop Holdings Inc.
99.C Recent Transactions by the Reporting Persons in the Securities of Hilltop Holdings Inc.

## Signatures
- Gerald J. Ford: /s/ Gerald J. Ford, Gerald J. Ford (07/08/2025)
- Diamond A Financial, LP: Diamond HTH Stock Company, LP, General Partner (07/08/2025)
- Diamond A Financial, LP: Diamond HTH Stock Company GP, LLC, General Partner (07/08/2025)
- Diamond A Financial, LP: /s/ Gerald J. Ford, Gerald J. Ford, Sole Member (07/08/2025)
- Diamond HTH Stock Company, LP: Diamond HTH Stock Company GP, LLC, General Partner (07/08/2025)
- Diamond HTH Stock Company, LP: /s/ Gerald J. Ford, Gerald J. Ford, Sole Member (07/08/2025)
- Diamond HTH Stock Company GP, LLC: /s/ Gerald J. Ford, Gerald J. Ford, Sole Member (07/08/2025)
- Turtle Creek Revocable Trust: /s/ Gerald J. Ford, Gerald J. Ford, Trustee (07/08/2025)